EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003

Pre-tax income from continuing operations	1,022,000	(15,237,000)	(15,961,000)	(27,295,000)	(15,790,000)
Add fixed charge adjustments:
Fixed charges: Interest expense (1)	5,738,000	2,677,000	2,533,000	252,000	205,000

Earnings, adjusted	6,760,000	(12,560,000)	(13,428,000)	(27,043,000)	(15,585,000)

Ratio of earnings to fixed charges	1.2x	N/A	N/A	N/A	N/A

(1) Includes accretion on convertible debentures and amortization of deferred financing costs.

Our earnings were insufficient to cover fixed charges by the following amounts for the year ended December 31:

2006	2005	2004	2003
$12,560,000	$13,428,000	$27,043,000	$15,585,000

Fixed charges:	(a) interest expensed and capitalized
(b) amortized premiums, discounts and capitalized expenses related to indebtedness
(c) estimate of the interest within rental expenses
(d) preference security dividend requirements of consolidated subsidiaries

Earnings:	Add the following:
(a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
(b) fixed charges
(c) amortization of capitalized interest
(d) distributed income of equity investees
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges
Subtract from the total of items above the following:
(a) interest capitalized
(b) preference security dividend requirements
(c) the minority interest in pre-tax income of subsidiaries